January 16, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 6010

Re:	MK Arizona Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed on December 8, 2008
File No. 333-153492

Dear Mr. Kruczek:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”) and MK Arizona Corp., an Arizona corporation (“MK Arizona”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 to the Registration Statement on Form S-4 for the Company (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated December 19, 2008. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Amendment No. 1 to the Registration Statement on Form S-4 (the “Original S-4”).

We are also sending courtesy copies of this letter to you by courier, together with a redline of the Amended S-4 marked to show changes from the Original S-4 as initially filed.

General

1.	Please update your disclosure to reflect the actions approved and number of shares converted in connection with your recent special meeting. Ensure that your disclosure states prominently whether this new deadline may be extended beyond August 31, 2009 and what steps you will take if you do not complete a business combination by that deadline. Also disclose whether the trust agreement has been amended to include a provision prohibiting a change in the distribution of trust account funds unless each and every stockholder specifically agrees in writing to such change.

Middle Kingdom has made changes throughout the Amended S-4 to reflect the actions approved and number of shares converted in connection with its special meeting. In addition, the following summary of the actions has been added to page 11 of the Amended S-4:

“On December 10, 2008, at a special meeting of stockholders, the stockholders of Middle Kingdom approved three amendments to its Certificate of Incorporation, the effect of which is to (i) eliminate the provision of its certificate of incorporation that purported to prohibit amending its “business combination” provisions; (ii) extend the date before which the registrant must complete a business combination to avoid being required to liquidate from December 13, 2008 to August 31, 2009, and, in connection therewith, authorize Middle Kingdom to amend the trust agreement established in connection with Middle Kingdom’s initial public offering to extend the date by which the trust account must be liquidated from December 13, 2008 to August 31, 2009; and (iii) allow holders of less than 20% of the registrant’s Class B shares who voted against the three amendments considered at the meeting and elected conversion to convert their Class B shares into a portion of the funds available in the trust account. The three amendments were approved by a vote of 80.19%, 80.75% and 80.19%, respectively, of the shares of common stock and Class B common stock, voting as a group at the special meeting, and 348,042 Class B shares were converted into their pro rata portion of the trust account. Based on the number of Class B shares converted into the trust account in connection with the extension amendment, Middle Kingdom will not be able to complete the business combination if 336,019 or more Class B shares vote against the business combination and choose to convert their Class B shares into their pro rata portion of the trust account.

After the special meeting, Middle Kingdom also amended its trust account agreement to prohibit any further material changes in the distribution of trust account funds, including the date of such distribution, unless each and every Middle Kingdom stockholder specifically agrees in writing to such change. This amendment effectively precludes any additional extension of the period in which Middle Kingdom is permitted to consummate a business combination.”

2.	We will continue to evaluate your responses to prior comments 1, 19 and 20 after you provide the disclosure and exhibits requested by those comments.

Middle Kingdom acknowledges the Staff’s comment. With respect to the Staff’s prior Comments #19 and #20, Pypo has identified the four additional individuals who are expected to serve as independent members of the board of directors of MK Cayman upon consummation of the merger agreement, and has added relevant disclosure to the Amended S-4, including biographical information for the four individuals in the section “Directors and Executive Officers.” In addition, Middle Kingdom has filed the written consents of such individuals, pursuant to Rule 438, as exhibits 99.7, 99.8, 99.9 and 99.10 to the Amended S-4, and has added corresponding disclosure to the sections “Item 21. Exhibits and Financial Statement Schedules” and “Exhibit Index.”

Form S-4 Facing Page

3.	Regarding your response to prior comment 2:

(a)	while Middle Kingdom may be utilizing the proxy statement portion of this registration statement, it continues to remain unclear why it filed the registration statement. Refer to General Instruction E.1. to Form S-4 and

(b)	it continues to appear that the transaction registered here requires Middle Kingdom’s security holders to vote on becoming holders of the securities of a Cayman Islands entity. We note, for example, the disclosure that this prospectus covers the issuance of ordinary shares and the disclosure regarding the different shareholder rights under Cayman Island law. Therefore, it appears that the Cayman Islands entity should also be identified as a registrant.

Please revise or advise, as applicable.

(a) Middle Kingdom is no longer listed as a filer on the registration statement.

(b) MK Arizona is identified as the registrant on the cover of the Form S-4. The Cayman Islands entity (or MK Cayman, as it is referred to in the proxy statement / prospectus) is not listed as a registrant as it does not currently exist as a Cayman Islands entity. MK Cayman will come into existence upon the completion of the conversion and continuation procedure being voted upon in the Redomestication Proposal. As to its legal status, pursuant to Arizona law and Cayman Islands law, the conversion and continuation procedure results in MK Arizona becoming MK Cayman while continuing its existence uninterrupted. Therefore, MK Cayman will remain (upon completion of the redomestication) the same legal entity as MK Arizona.

Fee Table

4.	From your response to prior comment 3, it is unclear how the figures in your fee table in the column “Proposed Maximum Offering Price per Security” represent the market price per rule 457(f). Please revise or advise.

Middle Kingdom has revised the fee table to indicate by footnote the source and section of Rule 457 relied upon for each of the prices listed in the column “Proposed Maximum Offering Price per Security.”

5.	If, in addition to the transaction involving the exchange of your securities in the redomestication, you intend to use the registration statement for the ongoing offering of the securities underlying the exercisable and convertible securities to be outstanding after the redomestication, please ensure that your fee table makes clear the scope of the transactions being registered and includes all appropriate fee calculations.

Middle Kingdom has revised the fee table to indicate the scope of the transactions being registered and to include all appropriate fee calculations.

Prospectus Forepart

6.	Please expand your response to prior comment 5 to clarify how you believe investors can understand the transactions described in your summary given the numerous entities with similar abbreviated names and the complex relationships among them.

Middle Kingdom has added a chart showing the entities party to the redomestication and business combination on page 2 of the Amended S-4.

Prospectus Cover

7.	We reissue the first sentence of prior comment 6. Your prospectus cover continues to exceed the one-page limitation in Regulation S-K Item 501.

Middle Kingdom has made further revisions to the format of the cover page of the prospectus to attempt to achieve the limitation imposed by Regulation S-K. However, even after including only those items required to be included pursuant to Item 501 of Regulation S-K, the cover is slightly longer than one-page.

8.	Please expand your response to the second sentence of prior comment 6 to clarify how the notice will be delivered. Will the notice be attached to the prospectus before the prospectus cover? If so, please tell us how such delivery does not defeat the purpose of the requirement that the prospectus have a cover that is limited to one page written in plain English. If the notice will not be attached to the document before the prospectus cover, please ensure that the remaining document standing alone is understandable to investors; currently, your prospectus summary includes many terms that you introduced in the notice but have not yet introduced in the prospectus.

Middle Kingdom will deliver the notice along with the prospectus with the notice being attached immediately before the cover. Middle Kingdom has revised the notice to reduce the length of the notice in an effort to comply with the one-page and plain English requirements.

9.	We note your response to prior comment 12. If you elect to highlight your belief that the resulting securities are “similar in rights” to outstanding securities, please highlight with equal prominence that there are significant differences as you mention beginning on page 105, “Differences of Stockholder Rights.”

Middle Kingdom has revised the sentence referenced in comment #9 on page 2 of the Amended S-4 as follows:

“Immediately thereafter, MK Cayman, as the parent company of Pypo Cayman, which is the continuing accounting entity, will be deemed to have acquired the assets and assumed the liabilities of Middle Kingdom in exchange for the issuance of MK Cayman securities, which will be identical in number and terms and similar in rights to the outstanding securities of Middle Kingdom; provided that, although the securities are similar in rights, significant differences are discussed in the section entitled ‘The Redomestication Proposal – Differences of Stockholder Rights.’”

10.	Please briefly highlight in your disclosure added in response to prior comment 13 why stockholders would receive less in a liquidation than they would upon conversion of the Class B stock.

Middle Kingdom has added the following disclosure to the end of the third bullet point on page 1 of the Amended S-4:

“The reason for the difference in the amounts stockholders would receive in a liquidation as opposed to the amounts they would receive upon conversion of the Class B stock is that, upon a liquidation, the expenses incurred in connection with the liquidation would be deducted from the trust account. Middle Kingdom has estimated that these expenses would be $125,000.”

Questions and Answers, page 4

11.	We reissue prior comment 14. We note, for example, the repetition of disclosure on pages 8 and 14.

Middle Kingdom has revised the “Questions and Answers” section and “Summary” section to further eliminate repetitive disclosure.

How do the Middle Kingdom insiders intend to vote their shares?, page 6

12.	It appears from your disclosure that the controlling shareholders of the target company have acquired a controlling interest in your company. It also appears that, in light of the number of shares they hold and the number of shares held by Middle Kingdom insiders, approval of proposals 1, 3,4 and 5 are assured and that approval of proposal 2 is almost assured. If so, please revise the disclosure throughout your document to state so directly, including the identities of those shareholders, the number of shares they hold and the dates those shares were acquired.

Middle Kingdom has added the following disclosure to the “Summary Material Terms of the Transaction,” “Summary – Quorum and Vote Required to Approve the Proposals by the Middle Kingdom Stockholders” and “The Middle Kingdom Special Meeting – Vote Required” sections of the Amended Form S-4:

“As of the date of this proxy statement/prospectus, Pypo’s two largest shareholders, Capital Ally Investments Limited, or Capital Ally, and Arch Digital Holdings Limited, or ARCH, beneficially own 2,685,200 Middle Kingdom Class B shares, which were acquired between November 10, 2008 and December 5, 2008, and which represent 87.4% of the outstanding Class B shares and 64.9% of the common stock and Class B common stock, voting as a group. As such, if ARCH and Capital Ally collectively vote for each of the proposals set forth in this proxy statement/prospectus, such proposals will achieve the required vote for completion.”

Why is an Arizona subsidiary involved in the redomestication, page 7

13.	We note your response to prior comment 17; however, since some of the proposals that shareholders must approve to complete the acquisition require an approval of a majority of the outstanding shares and a redomestication from Delaware directly to the Cayman Islands apparently would also only require an approval of a majority of the outstanding shares, the purpose of your references to the 100% approval remains unclear. Please revise.

Middle Kingdom respectfully advises the Staff that its statement in Comment #13 that “a redomestication from Delaware directly to the Cayman Islands apparently would also only require an approval of a majority of the outstanding shares” is not correct. Delaware law would require approval by 100% of Middle Kingdom’s common and Class B stockholders to change its place of incorporation to the Cayman Islands by conversion or continuation. Middle Kingdom’s response to prior Comment #17 cited Section 390 of the Delaware General Corporation Law, which states that “all” outstanding shares must be voted for a resolution to redomesticate to a foreign jurisdiction.

What happens if the redomestication and the business combination ...?, page 8

14.	Please expand your response to prior comment 18 to disclose whether you could seek approval of any acquisition other than the proposed Pypo acquisition.

Middle Kingdom advises the Staff that it could seek approval of an acquisition other than the proposed Pypo acquisition; however, as disclosed in its Extension Proxy on Schedule 14A, Middle Kingdom has agreed that it will not do so.

Middle Kingdom has revised the disclosure on page 8 of the Amended S-4 to indicate that Middle Kingdom will dissolve if it does not acquire Pypo in the business combination.

Do Middle Kingdom stockholders have conversion rights?, page 9

15.	We note your response to prior comment 22. Please tell us when the written instruction letter requirement was relayed by the transfer agent to you and whether Middle Kingdom’s agreement or consent was required. If this condition was imposed after the IPO, please revise your disclosure here and page 62 to remove any implication that it was “established at the time of Middle Kingdom’s IPO” and to disclose how the imposition of this requirement is consistent with your charter. If this condition was imposed before the offering, please revise your document to state clearly what Middle Kingdom’s IPO prospectus indicated about the written “instruction” letter and under what provision of your charter this is authorized.

The transfer agent relayed the written instruction letter requirement to Middle Kingdom during the drafting of the proxy statement, and neither Middle Kingdom’s agreement nor its consent was required. Middle Kingdom does not view the written letter requirement as a condition that was imposed after the IPO since the specific conversion procedures were not discussed with the transfer agent in detail prior to the IPO. During the drafting of the proxy statement, however, Middle Kingdom sought from the transfer agent specific details of the procedures for converting shareholders in order to accurately describe the conversion procedures to its stockholders.

The written letter requirement is not being imposed to prevent or make it more difficult for stockholders to convert their Class B shares. As the transfer agent has explained to us, the proxy cards and the surrendered shares are delivered to the transfer agent at different times and by different means. Without a written letter stating to whom the surrendered shares belong, the transfer agent cannot match such shares with the proxy cards. Therefore, the written letter is required only to ensure that all converting stockholders receive the pro rata portion of the trust account to which they are entitled.

Middle Kingdom has revised the disclosure in the Amended S-4 with respect to the written letter to indicate that delivery of such letter is not a condition of conversion, but rather, is strongly encouraged to ensure that converting stockholders receive the pro rata portion of the trust account to which they are entitled. Furthermore, in order to more closely track the disclosure in the IPO prospectus, Middle Kingdom has amended the disclosure in the Amended S-4 to encourage delivery of the letter prior to the vote taken with respect to the proposed business combination, rather than by the day prior to the special meeting.

The Parties, page 11

16.	We note your response to prior comment 27. Please disclose clearly what Middle Kingdom’s IPO prospectus indicated about the possibility of the extension. Also, provide us your analysis of whether this document should include a risk factor regarding potential securities law claims like those mentioned in Middle Kingdom’s recent proxy statement.

Middle Kingdom has added the following disclosure on pages 12 and 48 of the Amended S-4:

“Middle Kingdom’s IPO prospectus stated that Middle Kingdom would not take any action allowing it to survive for a longer period of time if it did not appear it would be able to consummate a business combination within the time allotted in its Certificate of Incorporation. Therefore, Middle Kingdom’s stockholders may have securities law claims against Middle Kingdom for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Such claims may entitle stockholders asserting them to up to $8.00 per share, based on the initial offering price of the IPO units comprised of stock and warrants, less any amount received from sale of the originally attached warrants plus interest from the date of Middle Kingdom’s IPO (which, in the case of Class B stockholders, may be more than the pro rata share of the trust account to which they are entitled upon conversion or liquidation).

In general, a person who purchased shares pursuant to a defective prospectus or other representation, must make a claim for rescission within the applicable statute of limitations period, which is, (a) for claims made under Section 12(a)(1) of the Securities Act (relating to offers or sales of securities in violation of the registration provisions of the Securities Act), within one year of the violation upon which it is based and in no event more than three years after the security was bona fide offered to the public, (b) for claims made under Section 12(a)(2) of the Securities Act (relating to offers or sales of a security by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading), within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, but in no event more than three years after the sale, or (c) for claims brought under some state statutes, one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the Pypo business combination is completed, and such claims would not be extinguished by consummation of that transaction.”

Stock Ownership, page 18

17.	Regarding the purchases mentioned in the third paragraph, please address prior comments 31 and 32 in our October 10, 2008 letter and update response 7 in your November 19, 2008 letter to us.

Middle Kingdom advises the staff that except as set forth in the second paragraph of the referenced section, Middle Kingdom does not know of any other purchases of Middle Kingdom securities that have been made by affiliates of Middle Kingdom or Pypo, and is not aware of and has no reason to believe that any such affiliates intend to make any further purchases. As such, Middle Kingdom has deleted the paragraph referenced in the Staff’s comment.

Middle Kingdom further advises the Staff that it believes Regulation M is not applicable to the purchases mentioned in the second paragraph of the section based on the Staff’s guidance in staff Legal Bulletin, No. 9. The legal bulletin states the “restricted period” for a security to be distributed through a merger or an exchange offer, which is comparable to the redomestication transaction being contemplated in the pending registration statement, “begins on the day of mailing the proxy solicitation materials and continues through the end of the period in which the target shareholders can vote on the merger or exchange.”

Based on the guidance set forth in the legal bulletin, since no proxy solicitation materials with respect to the redomestication have been mailed to Middle Kingdom’s stockholders, the Regulation M “restricted period” in connection with the redomestication transaction being contemplated in the pending registration statement has not commenced since the proxy solicitation materials have not been mailed to the company’s stockholders.

18.	Please clarify how the purchasers mentioned in the third paragraph could vote the shares at the meeting in favor of the transaction if the purchases occur after the record date.

Middle Kingdom advises the Staff that purchasers who purchase shares after the record date will not be able to vote in favor of the transaction. Middle Kingdom has amended the disclosure in the Amended S-4 to clarify this point.

Quotation, page 24

19.	Please tell us why your references to “exploring” a Nasdaq listing are appropriate if you do not satisfy the listing standards.

Middle Kingdom has revised the disclosure on page 25 of the Amended S-4 to clarify that while Middle Kingdom does not currently meet the requirements for listing on NASDAQ, in the event that such requirements are met, Middle Kingdom or MK Cayman, as applicable, intends to make application for the listing of its securities on NASDAQ. The new text reads as follows:

“Middle Kingdom’s outstanding Class B common stock, common stock, warrants and units are quoted on the OTC BB. Subsequent to the redomestication and business combination, Middle Kingdom expects that the ordinary shares, warrants and units of MK Cayman will be eligible for quotation on the OTC BB. Middle Kingdom does not currently meet the requirements for listing on NASDAQ. In the event Middle Kingdom meets such requirements either prior to or after the consummation of the business combination, Middle Kingdom or MK Cayman, as applicable, intends to apply for the listing of its securities on NASDAQ. There is no assurance that it will be able to do so.”

Risk Factors, page 28

20.	Please tell us why you have not discussed the operational and industry risks that are described in exhibit D of the materials you provided to us.

Middle Kingdom has revised the disclosure on page 30 of the Amended S-4 to address the material operational and industry risks described in exhibit D of the materials provided to the Staff, which primarily relate to the fast-changing nature of the market in which Pypo operates. The revised risk factor reads as follows:

“Pypo faces a number of operational and industry risks. The market in which Pypo operates changes rapidly, and Pypo must be able to adjust to these changes in order to remain competitive.

Pypo faces a number of operational and industry risks, and the market for wireless telecommunications devices is fast-changing. Mobile handset technology advances rapidly, and product life cycles may be shorter than anticipated. In addition, the handset distribution market has experienced dramatic changes over the past several years, requiring national distributors to maintain efficient distribution logistics and wide retail distribution networks. Moreover, while the current fragmentation of the telecommunications market makes it difficult for manufacturers to sell products to consumers without distributors, this situation may not continue in the future. For instance, the PRC telecommunications industry is currently undergoing a restructuring initiative aimed at increasing competition, which is expected to result in three major operators offering a combination of fixed line and mobile communications services. It is unclear what effects, if any, the restructuring will have on the mobile telecommunications industry.

In addition, wireless operators have increasingly bundled mobile phone products and wireless services. These wireless operators typically procure mobile phone products from larger mobile phone distributors such as Pypo, rather than directly from manufacturers. Accordingly, wireless operators may increasingly become important customers for Pypo. If Pypo were unsuccessful in strengthening customer relationships with these wireless operators, it would not be able to capitalize on a potential source of significant revenues. Other changes relating to mobile phone retailers and distributors may have an adverse effect on Pypo’s operations, and Pypo may not be able to adapt effectively to these changes in order to remain competitive. Pypo’s failure to adapt effectively could erode its market share, result in a decline in its number of customers or lead to price reductions or increased spending for the marketing and promotion of its services and the products it distributes, any of which would adversely affect Pypo’s profitability and market share.”

Pypo has several operating entities …, page 32

21.	Please tell us why you deleted disclosure as mentioned in your response to prior comment 37.

Middle Kingdom has included additional disclosure on page 33 of the Amended S-4 to clarify the extent to which Pypo’s existing leases are subject to certain risks specified previously in a parenthetical in the Original S-4, including landlords’ lack of valid and enforceable building ownership, landlords’ lack of authority to sub-lease the properties, or foreclosure by creditors of such landlords. The revised risk factor reads as follows:

“Pypo also faces certain risks with respect to the properties it leases, including obtaining required documentation and consents and maintaining compliance with building codes:

•

As of December 31, 2008, Pypo had not received copies of title certificates for approximately 13.0% of the properties that it leases from third parties. In the PRC, lessees typically receive copies of title certificates from lessors as evidence of the applicable lessor’s or owner’s ownership of a leased property. Any challenges to the title documents of any leased properties, if successful, could impair the operations of Pypo’s business. As such, Pypo cannot assure you that title to properties it currently leases will not be challenged.

•

For leases for which the immediate lessors are not the ultimate owners of the leased properties, the lessor did not receive consent from the owners to sublease approximately 0.3% of Pypo’s total leased properties. A lessor’s failure to obtain title to a property or to receive any necessary approvals from the ultimate owner or the primary leaseholder could potentially invalidate a lease or result in the renegotiation of a lease on less favorable terms to Pypo.

•

Approximately 4.5% of Pypo’s leased properties were subject to mortgages at the time the leases were signed. If a mortgage holder does not provide a lease consent, the lease may not be binding on the transferee of the property if the applicable mortgage holder forecloses on the mortgage and transfers the property. If such a transfer occurs, Pypo’s ability to operate on such properties could be adversely affected.

•

The properties Pypo leases from third parties may not be in compliance with all building codes. Although Pypo is not aware of any material noncompliance with building codes, such as unauthorized building structures, on the properties it leases from third parties, Pypo cannot provide any assurance that its leased properties are or will be in compliance with all applicable building codes, and Pypo could incur expenses to remedy any noncompliance with building codes relating to its leased properties.

If Pypo’s existing leases are terminated for any reason prior to their expiration (including, among other things, the considerations set forth above), Pypo may need to find alternative premises. In such a case, Pypo may not be able to find suitable premises on commercially reasonable terms, if at all.”

The principal shareholder …, page 35

22.	We reissue prior comment 38 which sought disclosure in this subsection.

Middle Kingdom has included additional disclosure appearing in this section to address the Staff’s comment. The new text reads as follows:

“Pypo’s relationship with Beijing Feijie enables Pypo to access capital from sources outside of the PRC while maintaining compliance with PRC laws. Retail businesses in China owned by foreign entities, such as Pypo Cayman and Pypo HK, remain heavily regulated. To minimize the effect of these restrictions, Pypo acquires new retail businesses and conducts its retail operations in China through Beijing Feijie, a domestic PRC company. Similarly, China’s government regulates the foreign ownership, licensing and permitting of companies doing business in the value-added telecommunications industry, and Pypo’s e-commerce business is classified as a ‘value-added telecommunications service’ under PRC law. To comply with these regulations, Pypo conducts its e-commerce business through Beijing Dongdian Infinity Technology Co, Ltd., a domestic PRC company wholly owned by Beijing Feijie. See ‘Information about Pypo – Corporate Organization and Operating History’ for additional information. See ‘Information about Pypo—Pypo’s Distribution Services’ for a description of the portion of Pypo’s business derived through its e-commerce and retail divisions.”

Pypo Cayman or MK Cayman …, page 36

23.	We note your response to prior comments 39 and 40 that Pypo Cayman and MK Cayman are not able to take a position with tax authorities; however, it appears that the companies are going to have to make a determination regarding the amount of tax they are going to pay. Therefore, we reissue the part of the prior comments regarding disclosure of the position you intend to take.

Middle Kingdom acknowledges the Staff’s comment. Pypo has consulted with the PRC tax authorities as to whether Pypo Cayman or MK Cayman is a resident enterprise under the

Enterprise Income Tax Law of the PRC (the “EIT Law”). The PRC tax authorities were not able to provide a definitive conclusion as to the status of each of these entities at such time. Pypo Cayman and Pypo HK are holding companies that generate income from the dividends paid by Pypo Beijing, Pypo’s operating company in China. The potential tax obligations of Pypo Cayman or MK Cayman, upon consummation of the business combination, under the EIT Law would only apply upon an actual distribution of dividends by Pypo Beijing to its shareholders. Middle Kingdom advises the Staff that Pypo Beijing currently has no plan to distribute dividends to its shareholders. If Pypo Beijing distributes dividends in the future, it will again consult with the PRC tax authorities and make any necessary tax payment if the PRC tax authorities determine that Pypo Cayman or MK Cayman is a resident enterprise under the EIT Law. As a result of the foregoing, neither Pypo Cayman nor MK Cayman is able to take a position with the PRC tax authorities regarding its status under the EIT Law at this time.

Dividends payable …, page 38

24.	Refer to the penultimate sentence of this risk factor. Please clarify whether there is an “applicable income tax treaty or foreign tax credit” available to United States investors. Describe the treaty and credit in an appropriate section of your document.

Middle Kingdom has added the following disclosure to the referenced risk factor in the Amended S-4:

“If any such PRC withholding taxes apply, you may be entitled to a reduced rate of PRC withholding taxes under an applicable income tax treaty or a foreign tax credit against your domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits. In the case of a U.S. Holder, as defined in the section entitled “Material United States Federal Income Tax Considerations—General,” if PRC taxes apply to dividends paid on the ordinary shares of MK Cayman, or to gain from the disposition of the ordinary shares or warrants, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and the U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. See ‘Material Unites States Federal Income Tax Considerations—Taxation of Distributions Paid on Ordinary Shares,’ and ‘—Taxation on the Disposition of Ordinary Shares and Warrants.’ U.S. Holders should consult their own tax advisors regarding the credibility of any PRC taxes and such U.S. Holder’s eligibility for the benefits of the income tax treaty between the Unites States and the PRC.”

The Approval of the China Securities Regulatory Commission …, page 41

25.	Please expand your response to prior comment 42 to tell us whether your conclusion as to CSRC approval is based on the opinion of counsel. If it is, please identify counsel and file that opinion and counsel’s consent as exhibits.

Middle Kingdom has added disclosure to the risk factor on page 44 of the Amended S-4 to state that the conclusion as to CSRC approval is based on the opinion of Pypo’s PRC counsel, Han Kun Law Offices. Middle Kingdom has filed the form of opinion and consent of Han Kun Law Offices as exhibits 99.6 and 23.5, respectively, to the Amended S-4. The revised text reads as follows:

“In the opinion of Pypo’s PRC counsel, Han Kun Law Offices, CSRC approval is not required for the business combination because the M&A Regulation only applies to the acquisition of equity interests or assets of domestic PRC companies that are defined as non-foreign-invested enterprises by foreign companies…

A copy of the form of opinion of Han Kun Law Offices is filed as an exhibit to the registration statement of which this proxy statement prospectus forms a part.”

26.	Please clarify how you concluded that the July 2007 transaction pre-dated the September 2006 regulation.

Middle Kingdom has added disclosure to the risk factor on page 44 of the Amended S-4 to clarify that the restructuring in July 2007 is subject to the PRC regulations related to foreign investment enterprises other than the M&A Regulation. The new text reads as follows:

“The following factors relating to Pypo’s organizational structure and the business combination indicate that the M&A Regulation should not be applied:

•

the restructuring of Pypo Beijing from a domestic company to a sino-foreign joint venture company was completed in June 2006, before the M&A Regulation became effective. In addition, the restructuring of Pypo Beijing from a sino-foreign joint venture company to a wholly foreign-owned enterprise (which was completed in July 2007) is governed under the PRC regulations related to foreign investment enterprises other than the M&A Regulation; and

•	the transactions involved in the business combination are between offshore companies and, therefore, do not require approval under the M&A Regulation.”

As a foreign private issuer …, page 43

27.	It is unclear from your response to prior comment 43 which rules you used to determine the disclosure required for the target company in this registration statement. Please advise.

Middle Kingdom advises the Staff that it disclosed the information required for Pypo as required in Item 17 of Form S-4, provided that all financial information was provided based on the requirements set forth in Item 8 of Form 20-F as permitted pursuant to the first sentence of Instruction F of Form S-4, which provides that if a U.S. registrant is acquiring a foreign private issuer, such registrant may present information about the foreign private issuer pursuant to Form F-4.

MK Arizona would recognize gain (but not loss) …, page 46

28.	Please expand your response to prior comment 44 to tell us whether the board conducted any analysis of the approximate tax implication of the transaction. If not, please provide an appropriate risk factor.

Middle Kingdom advises the Staff that its board of directors did consider the tax implications of the transaction. However, the board did not estimate the approximate dollar amount of the tax impact of the transaction, as it believes that there was no reliable means to determine such estimate until the effective time of the merger.

Middle Kingdom has revised the risk factor on page 49 of the Amended S-4 as follows (emphasis added):

“As a result of the conversion, MK Arizona would recognize gain (but not loss) for U.S. federal income tax purposes equal to the excess, if any, of the fair market value of each of its assets over such asset’s adjusted tax basis at the effective time of the conversion. Since any such gain will be determined based on the value of its assets at that time, the amount of such gain (and any U.S. federal income tax liability to MK Arizona by reason of such gain) cannot be determined at this time. In order to provide an estimation of the amount of any gain, Middle Kingdom would need to determine the fair market value of each of its assets as of the effective time of the conversion. Middle Kingdom has not performed such an analysis and will not be able to do so until after the effective time of the conversion. Stockholders and warrantholders are urged to consult their own tax advisors on this tax issue and other tax issues in connection with the conversion.”

Middle Kingdom’s Class A warrantholders ...., page 47

29.	Please expand the second paragraph of the risk factor to clarify whether you have any obligation to qualify the warrant exercise for sale in every state.

Middle Kingdom has revised the second paragraph of the risk factor on page 51 of the Amended S-4 to add the following:

“In connection with Middle Kingdom’s IPO, Middle Kingdom agreed to qualify for sale the common stock underlying its Class A warrants and Class B redeemable warrants in each state in which the units issued in the IPO were initially offered. However, it did not agree to qualify such securities in any other state.”

Vote Required,_ page 60

30.	Please reconcile your disclosures here and on pages 68 and 69 regarding the aggregate number of shares of common stock held by Middle Kingdom’s insiders.

Middle Kingdom has revised the disclosure on page 64 of the Amended S-4 to reconcile the number of shares held by Middle Kingdom insiders. Middle Kingdom advises the Staff that the disclosure on pages 72-73 of the Amended S-4 continues to separate the common stock held by insiders into categories based on the acquisition method and purchase price of the shares. Specifically, the disclosures discusses three acquisitions of 750,000 shares, 90,450 shares and 1,250 shares, respectively, which equals the 841,700 shares disclosed on page 60 of the Original S-4.

Conversion Rights, page 62

31.	If all Class B stockholders are entitled to exercise conversion rights, as indicated in your response to prior comment 21, then please revise your disclosure here accordingly.

Middle Kingdom has revised the disclosure in the Amended S-4 to indicate that all of its Class B stockholders are entitled to elect conversion of their Class B shares, but that the business combination will not be consummated if the holders of 336,019 or more of the Class B common stock exercise their conversion rights in connection with the business combination.

32.	We note your disclosure here to a vague reference to a need to comply with requirements identified “elsewhere herein” to convert and your disclosure in the next subsection of a need to comply with “procedures described in this proxy statement.” Please revise to state clearly in one subsection of your document all requirements necessary to convert, without requiring investors to figure out which pieces of your other disclosure must be assembled to understand their obligations.

Middle Kingdom has revised the Amended S-4 to replace the references to requirements identified “elsewhere herein” with the specific section of the Amended S-4 that describes the requirements (i.e., “The Middle Kingdom Special Meeting - Conversion Procedures” section).

33.	From your response to prior comment 47, it remains unclear how the requirement to condition conversion on delivery of stock certificates is consistent with the IPO prospectus and your charter governing conversion. If investors purchased Middle Kingdom’s securities in the IPO with the “option window” described on page 62, it is unclear why you believe it is appropriate to eliminate that right at this time. Please revise or advise.

Middle Kingdom has revised the disclosure in the Amended S-4 to permit Class B holders to submit their certificates and to provide the instruction letter discussed in Comment #15 prior to the vote taken with respect to the proposed business combination. Middle Kingdom believes investors did not purchase shares in the IPO with the right to the “option window” discussed in the proxy statement / prospectus, but that investors acquired shares with the understanding that they had until the date of the meeting to decide whether to exercise their conversion rights. The IPO prospectus states that investors may exercise their conversion “at any time after the mailing…and prior to the vote taken” and it further states that any conversion election “may be withdrawn at any time up to the date of the meeting.” The “option window” discussed in the proxy statement / prospectus occurs when investors exercise their conversion rights and then, after the vote is completed, proceed to sell their shares in the market if the price of their shares increases.

34.	We note your response to prior comment 48. However, given your disclosure on page 62 and elsewhere that investors no longer own their shares upon exercise of conversion rights, it is unclear how shares that they do not own can be “returned.” It is also unclear who owns the shares at the time of exercise of the conversion rights. Please revise your document for clarity.

Middle Kingdom has revised the disclosure throughout the Amended S-4 to clarify that Class B stockholders who exercise their conversion rights will no longer own their Class B shares upon consummation of the business combination.

Middle Kingdom advises the Staff that even upon tendering their Class B shares to Middle Kingdom’s transfer agent, the Class B converting shareholders retain ownership rights of the Class B shares. The ownership rights of such converting shareholders are only terminated upon completion of the business combination. Therefore, if the business combination is not consummated, any tendered shares will be returned to their respective owners.

Background of the Business Combination, page 65

35.	We note your response to prior comment 49. Please provide the information required by Item 4(b) of Form S-4 with respect to exhibits E, I and J in the materials you provided to us.

Item 4(b) requires a registrant to furnish the information as would be required by Item 1015(b) of Regulation M-A with respect to reports, opinions or appraisals received from an outside party materially relating to the transaction that are referred to in a prospectus.

Exhibit E consisted of a presentation from ARC Capital. As discussed in our response to prior comment 49, we do not believe the materials supplied by ARC Capital fall within Item 4(b), since the item requires information to be supplied with respect to materials received from an “outside party” and ARC Capital would not be considered to be an outside party, as it is a substantial shareholder of Pypo. We understand from conversations with the Staff that notwithstanding ARC Capital’s current position as a Pypo shareholder, it may be considered an outside party depending on the capacity in which it was acting at the time of the disclosure. Middle Kingdom hereby advises the Staff that the presentation in Exhibit E was provided by ARC Capital to Middle Kingdom in its capacity as a shareholder of Pypo and that ARC Capital was not (and has never) acted as an advisor to Middle Kingdom or its board of directors.

Middle Kingdom has revised the disclosure regarding SPAC Analytics on page 72 of the Amended S-4 as follows:

“On June 30, 2008, Middle Kingdom engaged SPAC Investments, Ltd. to assist it in analyzing the valuation of the proposed Pypo transaction and to help prepare a presentation explaining the proposed transaction to the investment community. SPAC Investments was paid $22,000 for a one-year subscription to the SPAC Analytics web site and data analysis service and will receive a $200,000 fee if the business combination between Middle Kingdom and Pypo is consummated. SPAC Analytics is a research firm that follows the market for special purpose acquisition corporations. SPAC Analytics was recommended to Middle Kingdom by I-Bankers Securities, Inc., the lead managing underwriter in Middle Kingdom’s IPO. Other than the agreement discussed above, at no time has Middle Kingdom, or its officers and directors, and SPAC Analytics, or its affiliates, had any material relationships.”

Middle Kingdom advises the Staff that as the materials prepared by SPAC Investments were not prepared in order to provide Middle Kingdom with analysis specific to the business combination with Pypo, it does not believe the information required by Item 1015(b)(5)-(6) is applicable.

36.	Please reconcile your response to prior comment 50 with your statement in section 7.01 of your September 11, 2008 Form 8-K that the “Information in Exhibits 99.1 is not “filed” pursuant to the Securities Exchange Act of 1934…”

Middle Kingdom advises the Staff that it has filed an amended Form 8-K in which it included the information in Exhibit 99.1 under Item 8.01 of Form 8-K.

Middle Kingdom’s Reasons for the Business Combination, page 69

37.	Regarding your response to prior comment 51 that you did not obtain a consent from the sources of public data, please tell us how you confirmed whether the author continues to consider the data reliable due to subsequent economic events or otherwise. Also, tell us how you confirmed that the data in your document reflects the most recent available information, not simply the “most recently published data from each of the respective sources.”

Middle Kingdom has deleted the public data from sources from which it did not obtain a consent in the Amended S-4.

38.	With respect to the sources who were paid by Pypo or its affiliates, as noted in your response to prior comment 51, please file those parties’ consents as required by Rule 436 and revise your disclosure to state clearly the nature of Pypo’s involvement in the compilation of the cited data.

Middle Kingdom believes that the providers of the statistical information in the registration statement do not constitute experts within the meaning of Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any person whose profession gives authority to a statement by him” and who is “named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement.”

As noted in Middle Kingdom’s response to the Staff’s prior Comment #51, Pypo and its affiliates paid certain data sources for the use of industry reports and statistics. These data sources generally make industry reports and statistics available to any entity (typically investors, companies and other industry participants) that pay for such information. Although these data sources consented to Pypo’s use of the statistical information in the registration statement, these sources did not compile these industry reports and statistics specifically on behalf of Pypo or any of Pypo’s affiliates in connection with the registration statement. Thus, these data sources did not prepare or certify any part of the registration statement or prepare or certify a report or valuation for use in connection with the registration statement. For these reasons, Middle Kingdom submits that Rule 436 does not require consents with respect to these data sources.

Middle Kingdom has revised the Amended S-4 on pages 74 and 131 to clarify the nature of Pypo’s involvement in the compilation of such data. The new disclosure reads as follows:

“Note that the data sources cited in the bullet points above constitute industry studies and statistics that are either publicly available or are generally available to entities that pay for such information. Although Pypo paid for the use of such information as required, neither Pypo, Middle Kingdom nor any of their respective affiliates was involved in the preparation of such information.”

Satisfaction of the 80% Test, page 72

39.	Regarding your responses to prior comments 52, 53 and 54, please:

(a)	identify the seven comparable companies mentioned in the carryover paragraph on page 72;

(b)	clarify how those companies compare with Pypo as to their “relative size and market presence.” Also clarify the meaning of “relative size and market presence”; for example, are the companies comparable because they have similar revenues, total assets or number of retail stores?;

(c)	disclose whether the analysis considered comparable all companies that satisfy the disclosed criteria;

(d)	disclose the comparative price earnings ratios for the seven companies. Also, it appears that management used historical information of the comparator companies to compare against projected information for Pypo. If so, please state so directly and explain why that provides an accurate comparison;

(e)	disclose the projections provided to and utilized by management that were the subject of prior comment 54. It is unclear from your disclosure and response where those projections appear; and

(f)	clarify how the price-earnings ratio referenced in the first full paragraph on page 73 relates to the valuation of Pypo and to the analysis conducted by the board. Your revised disclosure should clearly explain to investors low the board reached its conclusions, including how the price-earnings ratio was determined, how that ratio relates to the valuation of Pypo and any assumptions underlying the board’s methodologies and conclusions.

(a) Middle Kingdom has added the following disclosure on page 77 of the Amended S-4:

“The comparable companies consisted of Brightpoint, Inc., The Carphone Warehouse, Telling, Synnex, Suning, Gome and Best Buy.”

(b) Middle Kingdom has revised its disclosure to remove the use of the terms referenced in the Staff’s comment.

(c) Middle Kingdom has added the following disclosure on page 77 of the Amended S-4:

“Middle Kingdom believes that these comparable companies represent a good cross-section of the mobile phone distribution market and electronics distribution and retail market, but that they do not represent all of the companies fitting such criteria.”

(d) Middle Kingdom has revised the disclosure in this section to disclose the high, low, average and median price earnings ratios of the comparable companies. Middle Kingdom has revised the disclosure to make clear that the price earnings ratios of the comparable companies discussed are based on projected information of such companies.

(e) Middle Kingdom respectfully advises the Staff that it believes the projections it supplementally provided the Staff are not material to a stockholder’s understanding of the valuation methodology utilized by Middle Kingdom’s board of directors. As disclosed in the Amended S-4, Middle Kingdom’s board of directors relied on comparable company analysis and the fact that substantial deferred consideration to the Pypo shareholders is subject to the achievement of the earn out targets in the merger agreement.

In addition, since the time that Pypo provided the projections to Middle Kingdom, the parties have witnessed an unprecedented deterioration in the global economy, which has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in the PRC. As with other companies that have disclaimed prior earnings guidance during the financial crisis, Pypo’s prior projections are out of date and are no longer operative nor material. Middle Kingdom believes that disclosing out of date projections that no longer reflect Pypo’s expectations for future performance and do not constitute the basis for the board’s valuation would not provide meaningful information to investors, and could misinform and confuse Middle Kingdom’s stockholders rather than inform them. Furthermore, due to these volatile external conditions, Pypo has not provided Middle Kingdom with updated projections. Therefore, Middle Kingdom respectfully requests that the projections be omitted from the Amended S-4.

(f) Middle Kingdom has revised its disclosure to address the Staff’s comment.

40.	Please specify when “within the last 12 months” the transaction was completed that resulted in the $270,000,000 valuation. If the board considered material reasons for the difference between this valuation and the valuation resulting from the board’s calculation, please tell us why you have not disclosed those reasons.

Middle Kingdom has revised its disclosure to address the Staff’s comment.

Middle Kingdom’s Conditions to Closing, page 85

41.	Please expand your response to prior comment 56 to clarify whether you consider a waiver to be a “material change to the merger agreement.”

Middle Kingdom advises the Staff that it does not believe a waiver of a closing condition would be a material change to the merger agreement, as the ability of either party to waive specific closing conditions was agreed to at the time of execution of the merger agreement.

Lock-Up Agreements, page 89

42.	Regarding your response to prior comment 60, please:

(a)	avoid vague disclosure like that represented by the term “certain”; and

(b)	revise the bullet points to avoid long, complex sentences and instead provide disclosure that clearly explains the scope of the lock-up.

Also, we reissue the last sentence of prior comment 60 which addressed whether ARCH can transfer its shares to Gottex under the pledge given the lock-up.

Middle Kingdom has revised the Amended S-4 on page 93 to eliminate the use of the term “certain” and has revised the bullet points to create shorter, less complex sentences.

Middle Kingdom has revised the Amended S-4 on page 184 to add the following disclosure regarding the Gottex pledge:

“Notwithstanding the foregoing pledge of shares, Gottex has consented to the lock-up by ARCH of their Pypo Cayman shares.”

Material United States Federal Income Tax Considerations, page 92

43.	Please refer to prior comment 62. Your response to prior comment 61 regarding the tax consequences to holders of units contains numerous equivocal “should” statements. For example, you reference what principle “should” apply, that the exchange of a wait for common stock and warrants “should not” be taxable and how the holder of a unit “should” be treated for federal income tax purposes. Please revise in accordance with the guidance provided in prior comment 62.

Middle Kingdom has made the revisions referenced in the Staff’s comment.

44.	Please revise your disclosure in response to prior comment 62 to clearly distinguish between those tax matters on which counsel is unable to opine and those matters on which counsel is giving an opinion subject to uncertainty. Add appropriate risk factors.

Middle Kingdom has made the revisions referenced in the Staff’s Comment #43, and does not believe further risk factors are required.

45.	Revise your disclosure on page 99 to clarify why investors should consult their own tax advisors, given your disclosure in the preceding sentence.

Middle Kingdom has deleted the sentence referenced in the Staff’s comment.

Tax Consequences to MK Arizona and MK Cayman, page 95

46.	With a view toward clarified disclosure, please tell us why the recent purchases by the Pypo controlling shareholders of a controlling interest in you does not affect your analysis regarding whether the stockholders of MK Arizona will own the disclosed percentages of MK Cayman.

Middle Kingdom respectfully advises the Staff that the recent purchases by the Pypo shareholders were considered in the analysis set forth in the referenced section. However, only shares of MK Cayman acquired by former stockholders of MK Arizona by reason of holding stock in MK Arizona are taken into account for purposes of the relevant percentage ownership tests. In order to clarify this point, the disclosure with respect to the percentage ownership of the former MK Arizona stockholders with respect to the applicability of Section 7874(b) of the Code was previously revised as follows (emphasis added):

“After the completion of the business combination, which will occur immediately after and as part of the same plan as the conversion, the former stockholders of MK Arizona, by reason of owning shares of MK Arizona, will own less than 80% of the ordinary shares of MK Cayman.”

Middle Kingdom used similar language in addressing the applicable percentage calculations with respect to its analysis of the applicability of Section 7874(a) of the Code.

Exercise or Lapse…, page 97

47.	We note your response to prior comment 65; however, your disclosure continues to state consequences “if” the terms of warrants provide for any adjustments. Therefore, we reissue the comment.

Middle Kingdom has revised the sentence referenced in the Staff’s comment as follows:

“The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrants in certain events. Such adjustments may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants.”

The Redomestication Proposal, page 102

48.	Given your deletions in response to prior comment 66, it is unclear why you chose to redomesticate to the Cayman Islands. Your current disclosure that the redomestication is related to substantially all of the business operations of Pypo being conducted outside the United States does not explain why a Delaware company cannot conduct such operations or why Cayman Islands was chosen over any other jurisdiction. Please revise.

Middle Kingdom has revised the disclosure to indicate that the redomestication to the Cayman Islands was a requirement of the Pypo shareholders to complete the business combination. The revised disclosure on page 105 of the Amended S-4 is as follows:

“As substantially all of the business operations of Pypo are conducted outside the United States, Middle Kingdom management and Pypo determined to complete the redomestication as part of the business combination, and the requirement that the redomestication be completed is a condition to the closing of the business combination.”

Differences of Stockholder Rights, page 105

49.	We note your response to prior comment 70. We reissue that comment with respect to the two-thirds voting requirement and one-third quorum because it is unclear how ownership of Pypo after the acquisition or the application of Cayman Island law relates to your conclusions as to the materiality of those changes. We also reissue that comment with respect to the change in the shareholder consent provision mentioned on page 108.

Middle Kingdom has included as separate proposals the change to the two-thirds voting requirement, one-third quorum requirement and shareholder consent provision.

50.	Your response to prior comment 71 that “Middle Kingdom shareholders will never be affected by Arizona law” is unclear given the effect of the change to the 100% approval requirement that you disclose on page 7. It is unclear whether any other rights and protections are changing as a result of the redomestication through Arizona. Therefore, we reissue the comment.

Middle Kingdom advises the Staff that the reason for its statement in response to prior Comment #71 that “Middle Kingdom shareholders will never be affected by Arizona law” is that under no circumstance will Middle Kingdom’s stockholders be governed by Arizona law upon completion of the transaction. Although the 100% approval requirement referenced on page 7 of the Original S-4 is relevant to the rationale for overall structure of the transaction, Middle Kingdom respectfully submits that the purpose of the “Differences of Stockholder Rights” section is to disclose the changes in the rights and protections of Middle Kingdom’s stockholders before and after the transaction. Middle Kingdom’s stockholders will either vote for the proposals in the proxy statement / prospectus, in which case the stockholders will thereafter be governed by Cayman Islands law (which is described in the section), or they will vote against the proposals in the proxy statement / prospectus, in which case the stockholders will remain governed by Delaware law.

Advance Notification…, page 113

51.	Please disclose the second paragraph following the bullet points in your response to prior comment 74, including the numbered paragraphs.

Middle Kingdom has made the requested disclosure on pages 116-117 of the Amended S-4.

The Share Increase Proposal, page 116

52.	Expand this section to quantify, as of the most recent date practicable, the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the increase in authorized shares. Include the effect of the acquisition.

Middle Kingdom has added the following disclosure to page 119 of the Amended S-4:

“If the Share Increase Proposal is adopted, as of the date of this proxy statement / prospectus, assuming the maximum issuance of ordinary shares is made in connection with the business combination and earn-out and reserving for all warrants to be issued and outstanding upon completion of the business combination and earn-out, there will be 918,684,732 authorized and unissued ordinary shares that are not reserved for any specific use and are available for future issuances.”

Middle Kingdom will not be able to consummate the proposed business combination unless the Share Increase Proposal is approved, as it would not have sufficient authorized shares to do so without the increase. Thus, because the Staff has indicated that the effect of the acquisition should be included, Middle Kingdom has not provided disclosure regarding the number of shares that would be available for future issuances before the increase in authorized shares.

53.	Please describe you current capital structure of classes of common and preferred stock. Please also describe the purpose and effect of eliminating preferred stock.

Middle Kingdom has revised the following disclosure on page 119 of the Amended S-4:

“Middle Kingdom is asking you to approve the authorization of 1,000,000,000 ordinary shares in MK Cayman’s Memorandum of Association, as compared to 15,000,000 shares of common stock, 5,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock currently authorized in Middle Kingdom’s Certificate of Incorporation.”

Middle Kingdom has added the following disclosure to page 119 of the Amended S-4:

“If the Share Increase Proposal is adopted, MK Cayman will not have any capital stock similar in rights to Middle Kingdom’s ‘blank check’ preferred stock. Middle Kingdom’s authorized preferred stock allows Middle Kingdom’s board of directors, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights. In some cases, preferred stock is utilized as a method of discouraging, delaying or preventing a change of control. MK Cayman’s board of directors will not have the flexibility to issue capital stock with the type of rights similar to Middle Kingdom’s preferred stock.”

Superior Inventory and Logistics Management, page 120

54.	Your disclosure in response to prior comment 76 implies that Pypo has 22 warehouses in addition to the third-party warehouses. If this is not true, please revise for clarity.

Middle Kingdom has revised the disclosure in the Amended S-4 to clarify that Pypo only contracts with third parties for warehouse services and does not itself own any warehouses.

Corporate Organization and Operating History, page 124

55.	Regarding your response to prior comment 77:

(a)	please tell us who owns the ownership interests in the subsidiaries that Pypo does not own. Your response should clearly identify the nature of those owners, including whether they are private or government entities and whether they are otherwise affiliated with Pypo;

(b)	please clarify how the structure “facilitates foreign investment.” It is unclear why both Hong Kong and Cayman Islands companies were required to achieve this purpose;

(c)	we note your statement that the multiple subsidiaries and partially owned entities facilitate operation of the distribution business. Please clarify how this structure facilities the business. It is unclear why this business could not be operated through one entity. It is also unclear why the business requires partially owned entities; and

(d)	please clarify the purpose of the ownership structure mentioned in footnote 3.

Middle Kingdom responds to the four parts of the Staff’s Comment #55 as follows:

(a) Middle Kingdom has added disclosure on page 132 of the Amended S-4 to describe the private entities and individuals who own the ownership interests in the subsidiaries that Pypo does not wholly own.

(b) Under PRC laws, foreign direct investment in a domestic PRC company is subject to prior government approval and certain registration requirements. As a result, PRC companies that seek overseas financing and listing opportunities typically form offshore holding structures, allowing foreign investors to invest in offshore holding companies. Such a structure allows companies to avoid the requirements to obtain prior government approval and comply with PRC registration requirements. These offshore holding companies in turn invest capital in domestic PRC operating companies. Pypo adopted such a structure by forming offshore holding companies in the Cayman Islands and Hong Kong. Pypo did not necessarily need to form holding companies in both the Cayman Islands and Hong Kong to effectuate this structure, but did so based on certain tax, regulatory, investment and other business-related factors. Pypo notes that the establishment of holding companies in both Hong Kong and the Cayman Islands is not uncommon for PRC companies seeking an offshore listing. We have added clarifying disclosure with respect to the above explanation to the Amended S-4 on page 133. The revised text reads as follows.

“Like many other similarly situated Chinese companies, Pypo adopted the offshore holding structure to facilitate foreign investment and the possible listing of Pypo on a foreign stock exchange. This structure allows Pypo to avoid having to obtain prior government approval and to comply with certain PRC registration requirements if foreign investors were to invest directly in the domestic PRC entity of Pypo.”

(c) Pypo conducts its distribution business through a network of subsidiaries and joint ventures in the various regions in China to serve local clients and facilitate local business operations. Pypo utilizes partially owned entities to ensure cooperation from unaffiliated entities to further these goals and leverage the expertise and local presence of its joint venture partners.

(d) As discussed in the section “Information about Pypo—Corporate Organization and Operating History,” Pypo conducts its e-commerce and retail businesses through Beijing Feijie to enable Pypo to access capital from sources outside the PRC through Pypo Cayman, while complying with PRC laws. Retail businesses in China owned by foreign entities, such as Pypo Cayman and Pypo HK, remain heavily regulated. To minimize the effects of these restrictions, Pypo acquires new retail businesses and conducts its retail operations in China through Beijing Feijie, a domestic PRC company. Similarly, China’s government regulates the foreign ownership, licensing and regulation of companies doing business in the value-added telecommunications industry, and Pypo’s e-commerce business is classified as a “value-added telecommunications service” under PRC law. To comply with these regulations, Pypo conducts its e-commerce business through Beijing Dongdian, a domestic PRC company wholly owned by Beijing Feijie.

Beijing Feijie holds operating companies in various regions in China where Pypo conducts its business. As discussed above, Pypo operates its businesses through a network of subsidiaries and joint ventures throughout China to serve local clients, facilitate local business operations and leverage the expertise and local presence of its joint venture partners.

Contractual Obligations, page 150

56.	We noted disclosures herein that subsequent to March 31, 2008, Pypo completed the acquisitions of five retail chains in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi and Gansu provinces and Shanghai and also entered into binding agreements in June 2008 to acquire a retail chain in Inner Mongolia province. We also noted you indicate the total purchase price for the acquisition of these retail chains was $82.8 million. Please provide us with an analysis of how you believe the referenced transactions impact your requirements under Rule 3-05 of Regulation S-X. Provide us with the U.S. GAAP based significance test calculations outlined at Rule 1-02(w) of Regulation S-X for the acquired businesses.

Attached as Exhibit A is an analysis of the referenced transaction under Rule 3-05 of Regulation S-X. Please note that the Rule 3-05 tests are based on the audited Pypo financial statements for the year ended March 31, 2008. For additional information regarding the application of Rule 3-05 of Regulation S-X, Middle Kingdom directs the Staff’s attention to the following letters between the Staff and Middle Kingdom: (i) the July 21, 2008 letter of Mr. Steven Jacobs of the Staff to Mr. Fred Brasch of Middle Kingdom, and (ii) the July 23, 2008 reply thereto from Mr. Fred Brasch of Middle Kingdom to Mr. Jacobs.

Liquidity and Capital Resources, page 156

57.	We note your response to prior comment 83. Please revise the carryover paragraph on page 158 to clarify whether Middle Kingdom’s officers, directors and initial stockholder have sufficient assets to satisfy their indemnification obligations, excluding the securities of Middle Kingdom they hold.

Middle Kingdom has added disclosure to page 165 of the Amended S-4 to address the Staff’s comment.

Independence of Directors, page 162

58.	We note your response to prior comment 86. We reissue that comment because it is unclear where you have identified each director that is independent under the applicable independence standards.

Middle Kingdom advises the Staff that Pypo has identified the individuals who will serve as independent directors of MK Cayman following consummation of the business combination and has added corresponding disclosure on page 170 of the Amended S-4 in response to the Staff’s comment. The revised text reads as follows:

“Consistent with these considerations, the board of directors of MK Cayman has determined that, upon appointment to the board of directors of MK Cayman on the closing of the merger agreement, Messrs. Fan, Ryan and Xie and Ms. Li will serve as independent directors of MK Cayman for the ensuing year. In addition, Messrs. Fan, Ryan and Xie are expected to serve on MK Cayman’s audit committee (when such audit committee is formed).”

Determination of Compensation, page 163

59.	Your disclosure regarding several factors that affect compensation appears to be inconsistent with your response to prior comment 89 that compensation was unchanged. Please clarify.

Middle Kingdom has revised the disclosure in this section to clarify how compensation was determined with respect to the named executive officers.

Base Salary, page 164

60.	If the dollar amount of compensation paid to your named executive officers increased from 2007 to 2008, as noted in your response to prior comment 89, then your summary compensation table should reflect that fact and the reasons for the change. Refer to Instruction 2 to Item 402(c) and Instruction 2 to 402(n) of Regulation S-K.

Middle Kingdom has added disclosure to reflect the change and the reasons for the change in the dollar amount of compensation paid to Pypo’s named executive officers from fiscal 2007 to fiscal 2008.

Annual Bonuses, page 164

61.	Please disclose your response to prior comment 90 and the amounts paid to each named executive as an “annual bonus.” Also clarify the significance of the “skill set, experience, role and responsibilities” of your named executive officers as those attributes relate to the bonus amounts awarded, given that each named executive appears to be paid the same base salary and has the same target bonus percentage. Clarify why no bonus was paid in fiscal 2008.

Middle Kingdom has added additional disclosure on page 171 of the Amended S-4 from its response to the Staff’s prior Comment #90 and has revised the disclosure to clarify how bonus awards are determined for Pypo’s named executive officers. Middle Kingdom has also added the amounts paid to each named executive officer as an annual bonus in fiscal 2007 and fiscal 2008.

Pypo Related Party Transactions, page 169

62.	We note your response to prior comment 94. For the “Exclusive Business Cooperation Agreements” mentioned on pages 168 and 171, please disclose (1) the percentage of audited total amount of operational income in effect now, and (2) how “audited total amount of operational income” is determined.

The percentage of audited total amount of operational income will be negotiated between the parties at the end of each fiscal year. Because the fiscal year of each of Beijing Feijie and Beijing Dongdian ends on March 31, and the Exclusive Business Cooperation Agreements between Pypo Beijing and each of Beijing Feijie and Beijing Dongdian were signed in September 2008 and July 2008, respectively, the relevant parties will not negotiate this percentage until March 31, 2009. The audited total amount of operational income of Beijing Feijie and Beijing Dongdian will be reflected in each company’s audited financial statements in accordance with applicable accounting standards.

63.	Please expand your response to prior comment 99 to provide us a document that reconciles the dollar amounts disclosed in this section with the dollar amounts disclosed on pages F-57, F-58, F-83 and F-84.

Attached as Exhibit B is a document that reconciles the dollar amount disclosed in this section with the dollar amounts disclosed in the footnotes to Pypo’s financial statements.

64.	We note from your response to prior comment 115 that amounts due with respect to related party agreements will be repaid prior to the consummation of the redomestication and the business combination. Please identify each such agreement here and quantify on an individual and aggregate basis the amount of the repayment. Also reconcile this response with your disclosure on pages 174 and 175 regarding the extension of the loans to Capital Ally and ARCH and tell us, with a view toward clarified disclosure, whether Middle Kingdom’s board was aware of these repayments when it came to the conclusions disclosed on page 72.

Middle Kingdom would like to clarify that Pypo’s intention to repay amounts due with respect to related party agreements prior to completion of the redomestication and the business combination, as noted in our response to the Staff’s prior Comment #115, is limited to Pypo’s oral related party agreements, of which only one remains outstanding.

The description in the Amended S-4 of this oral agreement reads as follows:

“From June 2006 to March 2007, Pypo Beijing made cash advances of approximately $1.1 million to Beijing Shidai Tiancheng Technology Development Co., Ltd., the joint venture partner of one of Pypo Beijing’s 50% owned subsidiaries. These advances are unsecured, interest-free obligations and are payable on demand. Pypo Beijing made these advances to enable the purchase of mobile phones by and to meet the short-term working capital requirements of Shidai Tiancheng. Shidai Tiancheng repaid approximately $0.8 million in fiscal 2008. Shidai Tiancheng will repay the remainder of approximately $0.3 million prior to consummation of the business combination.”

The related party agreements of Pypo that have been documented in written form include the loan agreement between Pypo Cayman and Capital Ally and the fund transfer agreement between Pypo Cayman and ARCH. The maturity dates with respect to the amounts due under each of these agreements have been extended to June 30, 2009, and the respective parties do not currently intend to repay these amounts prior to the completion of the redomestication and the business combination, in the event such transactions are completed prior to June 30, 2009. Middle Kingdom refers the Staff to the revised disclosure in the section “Certain Relationships and Related Party Transactions—Pypo Related Party Transactions—Transactions with Directors, Shareholders and Affiliates” of the Amended S-4 and to its response to the Staff’s Comment #68 below for a more detailed discussion of these related party agreements.

Middle Kingdom advises the Staff that it was aware of these repayments when it came to the conclusions discussed on page 72 of the Original S-4.

Exclusive Business Cooperation Agreement, page 168

65.	Please clarify how an agreement which merely involves “business support and technical consulting services” provides “effective control over the day-to-day operations” and receipt of substantially all revenues as mentioned on page 126.

As disclosed in the section of the Amended S-4 under the caption, “Certain Relationships and Related Party Transactions – Pypo Related Party Transactions – Transactions with Directors, Shareholders and Affiliates,” Pypo Beijing exercises control over the day-to-day operations and receives substantially all of the revenues generated by Beijing Feijie and Beijing Dongdian, respectively, through a series of contractual arrangements rather than one agreement. Middle Kingdom has expanded disclosure in this section to further describe such effective control.

66.	Please ensure to disclose fully the terms under which the agreements that provide “effective control over the day-to-day operations” as mentioned on page 126 can be terminated.

Middle Kingdom directs the Staff to the section “Certain Relationships and Related Party Transactions – Pypo Related Party Transactions – Transactions with Directors, Shareholders and Affiliates” for a detailed description of the terms under which the control agreements can be terminated.

Powers of Attorney, page 170

67.	Please clarify the relevance of the powers of attorney since it appears that Pypo Beijing does not hold shares of Beijing Feijie.

Middle Kingdom has revised the disclosure to clarify that Mr. Guan and Mr. Fei hold equity interests of Beijing Feijie. On all matters subject to a shareholder vote, Mr. Guan and Mr. Fei, as shareholders of Beijing Feijie, have authorized Pypo Beijing to vote on their behalf all of the respective shares of Beijing Feijie held by Mr. Guan and Mr. Fei.

Transactions with Directors, shareholders and Affiliates, page 173

68.	We note your response to prior comment 98. Please clarify why Pypo Cayman released the shares pledged by Capital Ally and granted to Capital Ally and ARCH an extension of the maturity dates of the outstanding loans. Also clarify:

(a)	how the ARCH loan relates to the Capital Ally loan. We note the references on page 174 that the ARCH loan and extension of that loan were “in connection with” the Capital Ally loan and extension, but it continues to be unclear how those transactions relate;

(b)	why ARCH “concurrently transferred” $20 million to Pypo Cayman at the time Pypo Beijing advanced cash to Shanghai Zhengda; and

(c)	how “regulatory restrictions applicable to foreign owned and controlled entities” prohibited the related-parties from obtaining needed working capital and how the related party transactions avoided those restrictions.

Middle Kingdom has revised the disclosure on pages 182-183 of the Amended S-4 in response to the Staff’s comment. The revised text reads as follows:

“In March 2008, Pypo Cayman entered into loan agreements with each of its direct shareholders, ARCH and Capital Ally. The purpose of these agreements was to provide working capital for these shareholders and their respective affiliates, while avoiding certain regulatory filings and restrictions under PRC law:

•

Under a fund transfer agreement, Pypo Cayman, through its affiliate, Pypo Beijing, made cash advances of RMB 150.0 million ($21.4 million under prevailing exchange rates as of the date of the transaction) to Shanghai Zhengda Jingcheng Development Co., Ltd., or Shanghai Zhengda, an entity controlled by ARCH. Such advances, or the ARCH Cash

Advances, were unsecured, interest-free obligations payable on demand any time prior to the maturity date of December 31, 2008. The fund transfer agreement enabled ARCH to provide working capital to Shanghai Zhengda while avoiding certain PRC regulatory restrictions. These restrictions place administrative burdens on foreign companies, such as ARCH, a Cayman Islands company, that downstream foreign currency to PRC affiliates, such as Shanghai Zhengda. ARCH avoided such regulatory restrictions because Pypo Beijing, which made the cash advances to Shanghai Zhengda, is a PRC entity. In consideration for the ARCH Cash Advances, ARCH concurrently provided an unsecured, interest-free cash advance of $20.0 million to Pypo Cayman, which Pypo Cayman was required to repay by the maturity date of December 31, 2008.

•

Pypo Cayman utilized the $20.0 million received under the fund transfer agreement described above by loaning such amount to Capital Ally. This loan, or the Capital Ally Working Capital Loan, was interest free and had a maturity date of December 31, 2008. Pypo provided the Capital Ally Working Capital Loan to help Capital Ally meet its working capital needs. To secure its obligations under such loan, Capital Ally pledged its rights and interests in the 182,700,000 Pypo Cayman ordinary shares held by Capital Ally as collateral in favor of Pypo Cayman. Under this pledge, Capital Ally agreed not to sell, transfer, encumber or dispose of these pledged shares until it had discharged its obligations under the Capital Ally Working Capital Loan.

In November 2008, Pypo Cayman amended the agreements governing the ARCH Cash Advances and the Capital Ally Working Capital Loan to (i) extend the maturity dates of such obligations to accommodate Capital Ally’s continuing working capital needs and (ii) modify the pledge agreements securing the Capital Ally Working Capital Loan to effectuate the merger agreement:

•

Pypo Cayman and Capital Ally extended the maturity date of the Capital Ally Working Capital Loan from December 31, 2008 to June 30, 2009 in order to accommodate Capital Ally’s continuing working capital needs. Concurrently, Pypo Cayman and ARCH amended the fund transfer agreement to extend the maturity date of the ARCH Capital Advances from December 31, 2008 to June 30, 2009. The concurrent extension of the ARCH Capital Advances allows Pypo Cayman to utilize the $20.0 million to be received from Capital Ally as repayment under the Capital Ally Working Capital Loan to repay the $20.0 million Pypo Cayman owes ARCH under the fund transfer agreement.

•

In addition, Pypo Cayman released the shares originally pledged by Capital Ally to secure the Capital Ally Working Capital Loan. To replace such collateral, Pypo Cayman entered into replacement pledge agreements with Capital Ally’s shareholders, Style Technology and GM Investment, each a 50% holder of the equity interests of Capital Ally. Under these replacement pledge agreements, Style Technology and GM Investment pledged their respective rights and interests in the shares of Capital Ally held by such entities as collateral in favor of Pypo Cayman. Style Technology and GM Investment also agreed not to sell, transfer, encumber or dispose of these pledged shares until Capital Ally’s obligations under the Capital Ally Working Capital Loan were discharged. Pypo Cayman released the shares pledged to it by Capital Ally to allow Capital Ally to transfer these shares to Middle Kingdom free and clear of any liens, pledges or other such security interests at the closing of the business combination, as required under the merger agreement.”

As described above, Pypo Cayman released the shares pledged to it by Capital Ally to provide Capital Ally the ability to transfer these shares to Middle Kingdom free and clear of any liens, pledges or other such security interests at the closing of the business combination, as required under the merger agreement.

In addition, Pypo Cayman extended the maturity date of the loan provided to Capital Ally from December 31, 2008 to June 30, 2009 to accommodate Capital Ally’s ongoing capital needs. Pypo Cayman and ARCH similarly extended the maturity date of the loans outstanding under the fund transfer agreement. Such extension allows Pypo Cayman to utilize the $20.0 million to be received from Capital Ally as repayment under the Capital Ally Working Capital Loan to repay the $20.0 million Pypo Cayman owes ARCH under the fund transfer agreement.

Middle Kingdom responds to the lettered items in the Staff’s Comment #68 as follows:

(a) As discussed above in the excerpt from the Amended S-4, the loan agreements entered into between Pypo Cayman and Capital Ally and between Pypo Cayman and ARCH were separate but related transactions designed to meet certain working capital needs of these entities and their respective affiliates. Pypo Cayman utilized the $20.0 million it received under the fund transfer agreement from ARCH to provide the working capital loan to Capital Ally. When Pypo Cayman and Capital Ally extended the maturity date of the Capital Ally Working Capital Loan, Pypo Cayman and ARCH also extended the maturity date of the loans under the fund transfer agreement. Such extension allows Pypo Cayman to utilize the $20.0 million to be received from Capital Ally as repayment under the Capital Ally Working Capital Loan to repay the $20.0 million Pypo Cayman owes ARCH under the fund transfer agreement.

(b) and (c) As described above in the excerpt from the Amended S-4, the fund transfer agreement between Pypo Cayman and ARCH enabled ARCH to provide working capital to Shanghai Zhengda, a company wholly controlled by ARCH, while avoiding certain PRC regulatory restrictions. These restrictions place administrative burdens on foreign companies such as ARCH, a Cayman Islands company, that downstream foreign currency to PRC affiliates, such as Shanghai Zhengda. ARCH avoided such regulatory restrictions because Pypo Beijing, which made the cash advances to Shanghai Zhengda, is a PRC entity. In consideration for the ARCH Cash Advances, ARCH concurrently transferred $20.0 million to Pypo Cayman.

Security Ownership of Middle Kingdom, page 176

69.	We note your response to prior comments 101 and 103; however, given your existing, complex disclosure regarding the structure of the entities in your beneficial ownership tables, it remains unclear what individuals beneficially own the shares held in the name of the entities in your tables. For example, it is unclear:

(a)	from note 7 to your table appearing on page 176 which of the individuals identified, if any, beneficially own Middle Kingdom’s securities;

(b)	what Mr. Oren Eisner’s disclosed status as “authorized signatory” is intended to convey; and

(c)	where you have identified the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the Pypo shares held by the entities identified in the table on page 178.

Please revise.

(a)-(b) Middle Kingdom advises the Staff that the entities referred to in the Staff’s comment no longer own sufficient shares to be included in the ownership table and have been removed from the table for that reason.

(c) Middle Kingdom has revised footnotes 3 and 4 to the table referenced in the Staff’s comment.

70.	Please tell us the circumstances surrounding your controlling shareholder’s reported December 8, 2008 reported purchase of your share’s and the subsequent amended filings omitting that purchase.

Middle Kingdom has been advised that the filing regarding the December 8, 2008 purchases included information received from the broker which inadvertently included a purchase which was not made by the shareholder and the error was not caught before the document was filed.

Security Ownership of Pypo, page 178

71.	Please expand your response to prior comment 103 to tell us how you considered the pledge agreement mentioned in the last paragraph of page 173 in reaching your conclusion. For example, it appears from section 2.1 of exhibit 10.29 that all of Style Technology’s rights, title and interests in the share capital of Capital Ally are held by Pypo Digital.

In connection with the $20.0 million loan received by Capital Ally from Pypo Cayman, GM Investments and Style Technology pledged their equity interests in Capital Ally to Pypo Cayman as security for the loan until its repayment. Although the pledge agreement contains certain restrictions regarding disposition of the equity interests throughout the duration of the agreement, GM Investments and Style Technology retain voting and investment control with respect to such equity interests. Such voting and investment control will not transfer to Pypo Cayman unless there is an event of a default under the loan agreement with Capital Ally. Middle Kingdom has added disclosure on page 188 of the Amended S-4 to clarify the nature of such pledge agreement.

Class A Warrants, Page 183

72.	Please reconcile your revisions in response to prior comment 104 with the disclosure in the Middle Kingdom IPO prospectus.

Middle Kingdom has revised the disclosure on page 192 of the Amended S-4 in response to the Staff’s comment.

Legal Matters, page 188

73.	Regarding your response to prior comment 105, please revise your disclosure to clarify whether counsel named in this section may not be paid if the business combination is not approved.

Middle Kingdom advises the Staff that payment to the counsel named in this section is not contingent on the approval of the business combination.

Where You Can Find More Information, page 189

74.	We note your response to prior comment 106. Please:

(a)	disclose the reports the registrant will file after this registration statement is effective; and

(b)	tell us whether the F-1 or F-3 that you mention in the last sentence of your response will be a registration statement that is separate from this S-4. If so, please tell us how you have assured that the continuous offering of the securities underlying the warrants will be registered under the Securities Act continuously.

Middle Kingdom has provided additional disclosure in this section regarding the reports the registrant will file after the registration statement is effective.

As noted in the response to the Staff’s prior Comment #106, once the registration statement filed in connection with this Form S-4 requires updating, the registrant will update the Form S-4 as necessary with one or more prospectus supplements, or will file a Form F-1, Form F-3 or other applicable registration statement as a post-effective amendment to the Form S-4 to maintain a current registration statement for the period that the warrants are exercisable.

Index to Financial Statements, page F-1

75.	Please update the financial statements in the filing prior to effectiveness as necessary to comply with the updating requirements of either Rule 3-12 of Regulation S-X or Item 8A of Form 20-F.

Middle Kingdom takes note of the Staff’s comment and will update the financial statements as required under the securities rules prior to effectiveness of the registration statement. Middle Kingdom has included Pypo’s interim financial statements for the six month period ended September 30, 2008 in the Amended S-4, and has updated the related pro forma financial information accordingly.

Exhibits

76.	We note your responses to prior comments 108 and 115. Please tell us where you have filed as exhibits:

(a)	the investment management trust agreement, as amended. Also provide us with copies of each of the amendments to that agreement mentioned in section 8.23 of schedule E;

(b)	the agreements noted in paragraphs 2-4 on page 2 of schedule D;

(c)	the agreements mentioned in paragraph 7 on page 2 and Article 1 on page 3 of exhibit 10.32;

(d)	the June 2008 binding acquisition agreements mentioned on page 132; and

(e)	each of the agreements described under the heading “Certain Relationships and Related Party Transactions.” As one example, we note that the “exclusive business cooperation agreement” dated July 28, 2008 does not appear to be included as an exhibit.

(a) Middle Kingdom is in the process of executing the amendment to the investment management trust agreement to reflect the results of its December 10, 2008 special meeting. Attached are copies of each of the amendments to that agreement mentioned in section 8.23 of schedule E.

(b) Middle Kingdom has filed the requested agreements as exhibits 10.39, 10.40 and 10.41 to the Amended S-4.

(c) and (d) Middle Kingdom has not filed as exhibits to the Amended S-4 the agreements referenced in exhibit 10.32, or the June 2008 binding acquisition agreements, as Pypo does not consider these agreements to be material contracts that an investor would need to consider in making an investment decision.

Middle Kingdom has filed as exhibits to the S-4 the material agreements related to the acquisition of the retail stores in Jiangsu province, including the Acquisition Framework Agreement, as supplemented, and the Operation and Management Agreement, as supplemented. These documents set forth the material terms governing the acquisition of such retail stores, such as the acquisition structure, the amount of consideration to be paid, and the material steps that the parties must take to facilitate the transfer of ownership of the retail stores to Pypo. These documents also set forth the material terms governing the operation and management of the retail stores following completion of the acquisition. The documents referenced in exhibit 10.32, including the Equity Transfer Agreement, as supplemented, the Asset and Business Acquisition Agreement, as supplemented, and the Share Pledge Agreement, are ancillary documents that implement the mechanics and technical details of the provisions as set forth in the principal acquisition agreements. Pypo does not believe that these ancillary agreements are necessary to provide potential investors with a complete understanding of the terms and structure of the acquisition of the Jiangsu retail stores, as such terms and structure are sufficiently detailed in the main agreements previously filed with the SEC. As a result, Pypo does not consider these agreements to be material contracts and has not filed them as exhibits to the S-4.

The binding acquisition agreements entered into in June 2008 related to the purchase of retail stores in Inner Mongolia. The number and amount of retail space of the targeted stores (10 stores and 4,100 square meters, respectively) represent less than 5.1% and 4.3% of the total number of stores and retail space already operated by Pypo, respectively. The transaction also represents the smallest single acquisition of retail operations, based on the number of stores, amount of retail space and purchase price, completed by Pypo to date. In contrast, Pypo has filed as exhibits to the S-4 relevant acquisition documents for the purchase of retail stores in Jiangsu province, which included 56 stores and approximately 23,110 square meters of retail space, which represented a significant acquisition that Pypo viewed as material to Pypo’s operations. In addition, the assets acquired pursuant to the Inner Mongolia acquisition agreements represent less than (i) 5% of the amount of Pypo’s investment in the acquired assets compared to Pypo’s total assets, (ii) 5% of the total assets of the acquired assets compared to Pypo’s total assets, and (iii) 5% of the pre-tax income from continuing operations of the acquired business compared to Pypo’s pre-tax income from continuing operations, in each case based on the last fiscal year prior to the completion of the acquisition for each of Pypo and the Inner Mongolia retail stores. As such, the acquired assets fall significantly below the levels required to be deemed a “significant subsidiary” of Pypo under Rule 1-02(w) of Regulation S-X. Furthermore, anticipated net revenues from the operations of the Inner Mongolia retail stores are not expected to exceed more than 5% of the total net revenues anticipated for all of Pypo’s retail operations over the next three fiscal years. For the foregoing reasons, Pypo does not consider the acquisition of the Inner Mongolia retail stores to be material to its operations and, as a result, has not filed the related agreements as material contracts to the S-4.

(e) Middle Kingdom has filed the additional agreements described under the heading “Certain Relationships and Related Party Transactions” as exhibits 10.17, 10.20, 10.23 and 10.25 to the Amended S-4.

77.	Please expand your response to prior comment 113 to demonstrate to us how the Arizona and Cayman Islands charters preserve the rights of Middle Kingdom’s IPO investors. For example, after you redomesticate to the Cayman Islands, which surviving charter provision preserves the conversion rights?

As discussed in response to prior Comment #113, the current transaction has been structured such that the business combination may not occur unless a majority of the Middle Kingdom Class B stockholders voting at the special meeting approve the business combination, provided that if 20% or more Class B stockholders exercise their conversion rights in connection with the business combination and the recent vote on the extension amendment, Middle Kingdom will not complete the business combination.

By requiring that the totality of the transaction was required to be approved prior to commencing the initial steps of the transaction, Middle Kingdom believes that the IPO investors are protected and remain entitled to the voting and conversion rights set forth in the IPO prospectus. As such, Middle Kingdom’s stockholders that vote against the transaction will receive the benefit of any conversion rights they may have as set forth in the IPO prospectus and Middle Kingdom’s stockholders that vote for the transaction will become shareholders of MK Cayman and be subject to MK Cayman’s charter provisions on a go forward basis.

78.	Regarding your reference to oral agreements in response to comment 115, please refer to Regulation S-K Compliance and Disclosure Interpretation Question 146.04 available on our web site at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Middle Kingdom has filed a description of the oral agreement described under the heading “Certain Relationships and Related Party Transactions” as exhibit 10.35 to the Amended S-4.

79.	Please tell us where you have disclosed the information noted in paragraph number 5 of section 7.19 of schedule D to the September 5, 2008 merger agreement.

Middle Kingdom has added a risk factor on page 43 of the Amended S-4 setting forth the information in paragraph 5 of section 7.19 of schedule D to the September 5, 2008 merger agreement. The new text reads as follows:

“Pypo’s intercompany loans may be subject to PRC regulations.

Pypo currently has several inter-group company loans among its PRC subsidiaries and may continue to enter into inter-group financing arrangements to meet its internal capital needs. PRC laws generally do not permit companies that do not possess a financial service business license to extend loans directly to other companies, including affiliates, without proceeding through a financial agency. The enforcement of these restrictions remains unpredictable, and government authorities may declare these loans void, require the forfeiture of any interest paid and levy fines or other penalty upon the parties involved, among other remedies.”

80.	We note that you will be requesting confidential treatment for portions of exhibits to your registration statement. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

Middle Kingdom notes the Staff’s comment and will resolve all comments with respect to the confidential treatment request prior to requesting effectiveness of this registration statement.

Exhibit 8.1

81.	In view of the disclaimer regarding subsequent developments after the date of the opinion in the second paragraph of page 2, please file an updated opinion on the date that you expect this registration statement to be declared effective.

We confirm that Cozen O’Connor will provide an updated opinion on the effective date of the registration statement.

Exhibit 99.1

82.	Please tell us where the proxy card describes the telephone and internet voting instructions mentioned on page 2 of your notice to stockholders. We assume that those instructions are accompanied by a prominent statement regarding the unavailability of conversion rights for those who vote in that manner, as noted on page 9.

Middle Kingdom has added the telephone and internet voting instructions to the proxy card, as well as a prominent statement regarding the unavailability of conversion rights for those who vote in that manner.

Each of Middle Kingdom and MK Arizona acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Cozen O’Connor

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation

Exhibit A

Significance test based on Pypo March 31, 2008 financial statements

Name of Acquiree	Province	Close Date	% Ownership in Acquiree	Total Purchase Price	Total Asset of Target	Pre-Tax Income of Target	Investment Test Test “a”	Asset Test Test “b”	Income Test Test “c”
				US$	US$	US$
1 Guoxun	Hebei	30-Apr-08	51%	9,894,467	18,177,787	1,039,057	3.83%	3.59%	1.57%
2 Xinya	Henan	22-Aug-08	51%	5,964,062	4,419,654	1,522,592	2.31%	0.87%	2.31%
3 Bailaohui	Yunnan	28-Aug-08	51%	4,218,483	4,233,403	586,994	1.63%	0.84%	0.89%
4 Feihong	Hunan	21-Oct-08	100%	12,835,140	4,280,662	57,045	4.97%	1.66%	0.17%
5 Guanzhilin	Shanxi, Shandong, Jiangsu, Shanghai, Gansu	31-Oct-08	51%	45,094,124	14,007,683	7,321,306	17.45%	2.76%	11.10%
6 Zhongyu	Inner Mongolia	01-Dec-08	51%	2,909,298	2,561,323	593,250	1.13%	0.51%	0.90%

Aggregate amount				80,915,573	47,680,512	11,120,245	31.31%	10.23%	16.94%

Tested on Pypo audited March 31, 2008 figures				258,404,000	258,404,000	33,649,000

EXHIBIT B

Reconciliation of Pypo Related Party Transactions Disclosure in S-4

and Footnotes to Pypo Consolidated Financial Statements

S-4: Pypo Related Party Transactions—Transactions with Directors, Shareholders and Affiliates	Footnote 21: Notes to the Pypo Consolidated Financial Statements— Related Party Transactions (in USD thousands)			Explanation
	Fiscal 2006	Fiscal 2007	Fiscal 2008
From October 2003 to August 2005, Pypo Beijing made cash advances of approximately $6.6 million to Beijing North Investment Group Limited, a former shareholder of Pypo Beijing. These advances were unsecured, interest-free obligations payable on demand. Pypo Beijing made these advances to meet the short-term working capital requirements of Beijing North Investment Group Limited, which repaid them in January 2006.	6,566	—	—	Consistent disclosure.

From April 2005 to March 2006, Pypo Beijing made cash advances of $3.7 million to Beijing East Chuangzhi Technology Development Co., Ltd., a company controlled by Mr. Zhang. These advances were unsecured, interest-free obligations payable on demand. Pypo Beijing made these advances to meet the short-term working capital requirements of Beijing East Chuangzhi Technology Development Co., Ltd., which repaid them in November 2006.	(3,705)	3,816	—	The difference between the S-4 disclosure and the fiscal 2007 figure of $3,816 disclosed in Footnote 21 results from the change in RMB/USD exchange rates for fiscal 2006 and fiscal 2007.

As of March 31, 2005, Pypo Beijing had a payable balance of approximately $1.2 million to Beijing Zhiyang East Investment Consulting Co., Ltd., a company controlled by Mr. Zhang, for cash advances to it. In fiscal 2006, Pypo Beijing received approximately $3.3 million of cash advances from Zhiyang East and repaid approximately $4.7 million of cash advances to Zhiyang East. In fiscal 2007, Pypo Beijing received approximately $1.1 million of cash advances from Zhiyang East and provided approximately $2.6 million of cash advances to Zhiyang East. The advances were unsecured, interest-free obligations and were provided to meet the short-term working capital requirements of Pypo Beijing and Zhiyang East. In July 2007, Zhiyang East repaid the outstanding balance of these cash advances of approximately $1.6 million.	(1,396)	(1,526)	1,621	Consistent disclosure.

From June 2006 to March 2007, Pypo Beijing made cash advances of approximately $1.1 million to Beijing Shidai Tiancheng Technology Development Co., Ltd., the joint venture partner of one of Pypo Beijing’s 50% owned subsidiaries. These advances are unsecured, interest-free obligations and are payable on demand. Pypo Beijing made these advances to enable the purchase of mobile phones by and to meet the short-term working capital requirements of Shidai Tiancheng. Shidai Tiancheng repaid approximately $0.8 million in fiscal 2008. Shidai Tiancheng will repay the remainder of approximately $0.3 million prior to consummation of the business combination.	—	(1,079)	805	Consistent disclosure. Note that an advance from Beijing Shidai Tiancheng Technology Development Co., Ltd. (“Beijing Shidai”) to Pypo of approximately $0.6 million in fiscal 2008 was inadvertently disclosed as an advance from Pypo to Beijing Shidai in paragraph (i) of Footnote 12 of the interim financial statements of Pypo for the period ended June 30, 2008, which starts on page F-83 of Amendment No. 1 to the S-4. We have corrected the disclosure in paragraph (i) of Footnote 14 of the interim financial statements of Pypo for the period ended September 30, 2008 in the Amended S-4.

In July 2007, Pypo Beijing received cash advances of $0.1 million from Beijing Dingtai Jiye Investment Co., Ltd., a company directly controlled by Mr. Zhang. These advances were unsecured, interest-free obligations payable on demand. Beijing Dingtai Jiye Investment Co., Ltd. made these advances to meet the short-term working capital requirements of Pypo Beijing, which repaid them in July 2008.	—	—	135	Consistent disclosure.

In December 2007, Pypo Beijing received cash advances of approximately $12.8 million from Beijing Ruizhi Jiye Investment Co., Ltd., a company controlled by Mr. Zhang. These advances were unsecured, interest-free obligations. Pypo Beijing obtained these advances to meet its short-term working capital requirements. Pypo Beijing repaid this loan in March 2008.	—	—	—	Consistent disclosure (receipt and repayment both occurred in fiscal 2008).

B-2

Under a fund transfer agreement, Pypo Cayman, through its affiliate, Pypo Beijing, made cash advances of RMB 150.0 million ($21.4 million under prevailing exchange rates as of the date of the transaction) to Shanghai Zhengda Jingcheng Development Co., Ltd., or Shanghai Zhengda, an entity controlled by ARCH. Such advances, or the ARCH Cash Advances, were unsecured, interest-free obligations payable on demand any time prior to the maturity date of December 31, 2008.	—	—	(21,371)	Consistent disclosure.

In consideration for the ARCH Cash Advances, ARCH concurrently provided an unsecured, interest-free cash advance of $20.0 million to Pypo Cayman, which Pypo Cayman must repay by the maturity date of December 31, 2008.	—	—	20,000	Consistent disclosure.

Pypo Cayman utilized the $20.0 million received under the fund transfer agreement described above by loaning such amount to Capital Ally. This loan, or the Capital Ally Working Capital Loan, was interest free and had a maturity date of December 31, 2008. Pypo provided the Capital Ally Working Capital Loan to help Capital Ally meet its working capital needs.	—	—	(20,000)	Consistent disclosure.

Note that the transactions with Mr. Francis Kwok Cheong Wan and Mr. Zhou Heng Yang disclosed in Footnote 21 of the annual financial statements of Pypo for the fiscal year ended March 31, 2008 were not disclosed in the S-4 registration statement under “Certain Relationships and Related Party Transactions—Pypo Related Party Transactions—Transactions with Directors, Shareholders and Affiliates” because of the de minimis nature of these transactions.

B-3